Exhibit 99.1

Uroplasty Completes Internal Control Review; Files Form 10-K for Fiscal 2013
No Changes to Previously Reported Results or Financial Statements
Board of Directors Appoints Rob Kill President & Chief Executive Officer
Fiscal 2014 First Quarter Results to be Released on August 1, 2013

MINNEAPOLIS, MN, July 23, 2013 – Uroplasty, Inc. (NASDAQ: UPI), a medical device company that develops, manufactures and markets innovative products to treat voiding dysfunctions, announced today that it has filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2013.  On June 14, 2013, Uroplasty indicated that it had delayed filing the Form 10-K to complete a review of its internal control over financial reporting.  Today, Uroplasty reported that it has completed that review.  Although the Company did uncover a material weakness in internal control during the review, that weakness did not result in any changes in previously announced financial results or financial statements for prior reporting periods.  As a result of the 10-K filing, the Company believes it is now compliant with all NASDAQ listing requirements.

In addition, Uroplasty announced today that the Board of Directors has appointed Robert C. Kill, who had been acting as interim Chief Executive Officer, as President and Chief Executive Officer. “During the past three months, the Board of Directors retained an executive search firm and conducted a thorough search for the most qualified candidate to lead our company going forward,” said James P. Stauner, Chairman of the Board.  “As part of our process, Rob accepted the invitation of the search committee to consider the more permanent position.  We concluded that given his previous experience as CEO of a high-growth public healthcare company, his track record of generating value for shareholders, and his knowledge of Uroplasty, Rob was the most qualified candidate for the role.  We are delighted he has agreed to lead Uroplasty as we seek to build momentum in the marketplace and increase shareholder returns.”

In addition to his service on the Uroplasty Board since 2010, Mr. Kill has been an operating partner of Altamont Capital Partners, a private equity firm, since 2012.  From 2007 until 2012, Mr. Kill was President and CEO of Virtual Radiologic Corporation (vRad), a provider of technology-enabled outsourced radiology solutions.  During his tenure with vRad, the company completed its IPO, was subsequently taken private in a $294 million transaction and completed several add-on acquisitions.  Prior to vRad, Mr. Kill was President of Misys Physician Systems, a developer of electronic medical record and practice management software.  Mr. Kill was with Baxter Healthcare for the first ten years of his career, where he held senior leadership roles in operations, marketing and sales.

Mr. Kill noted, “Uroplasty has significant potential in the overactive bladder market for patients who want effective therapies without the risks of implant surgery or the side effects of drugs or Botox.  The more I have learned about the markets we are addressing and Uroplasty’s pivotal role in those markets, the more enthusiastic I become about our prospects.”

Uroplasty also announced that Mahedi H. Jiwani, the Company’s Chief Financial Officer, has retired. The Company has commenced a search for a new Chief Financial Officer. Mr. Kill will hold the role of acting Chief Financial Officer until the position is filled.  “Medi had been Uroplasty’s CFO since 2005. We wish him well in his retirement, and thank him for his many years of service to the Company,” added Mr. Kill.

Fiscal 2014 First Quarter 2014 Conference Call

Uroplasty will release financial results for the fiscal first quarter ended June 30, 2013 at the market close on August 1, 2013.  The Company will host a conference call and webcast to discuss these results on August 1, 2013 at 4:30 p.m. Eastern Time (3:30 p.m. Central Time).  Individuals wishing to participate in the conference call should dial 877-941-2333.  No passcode is necessary.  To access the live webcast of the call, go to Uroplasty’s website at www.uroplasty.com and click on the Investor Relations section. An archived webcast will also be available at investor.uroplasty.com.

About Uroplasty, Inc.

Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a global medical company committed to offering transformative treatment options to specialty physicians. The Company’s products are designed to help providers change the lives of their voiding dysfunction patients and strengthen the efficiency of their practices. Uroplasty’s focus is the continued commercialization of its Urgent® PC Neuromodulation System, the only FDA-cleared system that delivers percutaneous tibial nerve stimulation (PTNS) for the office-based treatment of overactive bladder and associated symptoms of urgency, frequency and urge incontinence. The Company also offers Macroplastique®, an injectable urethral bulking agent for the treatment agent for the treatment of adult female stress urinary incontinence primarily due to intrinsic sphincter deficiency. For more information on the company and its products, please visit Uroplasty, Inc. at www.uroplasty.com.

Forward-Looking Information

This press release contains forward-looking statements that reflect our best estimates regarding future events and financial performance. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our anticipated results. We discuss in detail the factors that may affect the achievement of our forward-looking statements in our Annual Report on Form 10-K filed with the SEC. In particular, we cannot be certain that we will ever achieve sustained profitability, that the rate of reimbursement for PTNS treatments will be adequate to justify the cost of our product, that other Medicare carriers or private payers will provide coverage for this treatment or that existing carriers and payers will not change their coverage decisions, that the rate of adoption of our products by new customers will continue, or that any of the other risks identified in our 10-K will not adversely affect our expectations as described in these forward-looking statements.